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Exhibit H-1 (Revised)
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

__, 2001

               Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Conectiv (70-9899)

               By Holding Company Act Release No. 26833, File No. 70-9095, dated February 26, 1998, and by various supplemental orders(1) (the "Prior Orders"), the Commission authorized Conectiv, a registered holding company under the Act, and its subsidiaries to effect certain financial transactions. Conectiv, Atlantic City Electric Company ("ACE"), a wholly owned electric utility company subsidiary of Conectiv, Conectiv Resource Partners, Inc., and Atlantic City Electric Transition Funding LLC (collectively, the "Applicants") now request authority to issue transition bonds as contemplated in recently adopted New Jersey legislation restructuring the electric utility industry of that state. ACE is a regulated public electric utility incorporated under the laws of the State of New Jersey on April 28, 1924.(2)



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(1) Holding Co. Act Release No. 26907, File No. 70-9095, (August 21, 1998);
Holding Co. Act Release No. 26921, File No. 70-9095, (Sept. 28, 1998); Holding Co. Act Release No. 26930, File No. 70-9095, (Oct. 21, 1998); Holding Co. Act Release No. 26941, File No. 70-9095, (Nov. 13, 1998); and Holding Co. Act Release No. 27111, File No. 70-9095 (Dec. 14, 1999); Holding Co. Act Release No. 27213, File No. 70-9095 (Aug. 17, 2000); Holding Co. Act Release No. 27415, File No. 70-9095, (June 7, 2001).

(2) On February 9, 2001, Conectiv and Potomac Electric Power Company, known as PEPCO, entered into an agreement and plan of merger. The agreement and plan of merger contemplates the formation of a new holding company that would own all of the stock of Conectiv and PEPCO. It is currently contemplated that the merger will be consummated in the first quarter of 2002. The merger should not materially affect the structure of any issuance of transition bonds, the servicing of any bondable transition property or the tax or accounting treatment of any issuance.
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               The New Jersey Electric Discount and Energy Competition Act (the
"Competition Act"), signed into law in February 1999, provides, among other things, for the restructuring of the electric utility industry in New Jersey. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation services. While electric utilities will continue to provide transmission and distribution services, the Competition Act authorizes third-party electric power suppliers licensed by the New Jersey Board of Public Utilities ("BPU"), referred to as third-party suppliers, to provide electric generation services to customers.

               Prior to enactment of the Competition Act, electric utilities such as ACE invested in various generation-related assets, such as electric generating facilities, and entered into power purchase contracts with nonutility generators of electricity to help fulfill their duties to serve the public as regulated utilities. The electric utilities recovered their investments in these assets and the costs they incurred under these contracts by charging their customers the regulated rates approved by the BPU.

               One of the expected effects of the deregulation of electricity generation is that rates will be determined by market forces. These market rates may not be high enough to allow the utilities to recover their investments in generation-related assets or to recover all of the costs incurred under power purchase contracts with nonutility generators of electricity, as market prices may be below a level that would provide a return on these investments or cover the costs incurred under these contracts. Accordingly, utilities may incur losses as a result of the transition from a regulated environment to a competitive environment for electric generation services.

               The Competition Act provides for utilities to recover the anticipated loss in value of their generation-related assets and the costs incurred under power purchase contracts with nonutility generators of electricity that are not recoverable under market rates, including buyouts and buydowns of such contracts. These costs are known as stranded costs, and the Competition Act provides for their recovery through a nonbypassable charge included in customers' bills known as a market transition charge.

               The Competition Act authorizes a utility to securitize its right to recover stranded costs through the issuance of transition bonds by the electric public utility or other financing entity approved by the BPU. This right is included in what is known as bondable transition property. To the extent a utility's right to recover stranded costs is securitized, a portion of the market transition charge is replaced by a nonbypassable irrevocable charge included in customers' electric bills known as a transition bond charge, which is designed to meet the costs of paying the principal of and interest on the transition bonds and the costs associated with the issuance, credit enhancing and servicing of the transition bonds.

               Accordingly, in order to facilitate the issuance of transition bonds, ACE formed Atlantic City Electric Transition Funding LLC, a Delaware limited liability company, on March
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28, 2001 (the "Special Purpose Issuer"), pursuant to a limited liability company agreement with ACE as its sole member, and acquired its securities pursuant to its authority under the Prior Orders. To the extent not already authorized in the Prior Orders, Applicants seek authority, through May 31, 2006, for: (1) ACE to sell and assign bondable transition property to the Special Purpose Issuer from time to time in exchange for the net proceeds from the sale of a series of transition bonds; (2) the Special Purpose Issuer to issue and sell transition bonds from time to time, pursuant to an underwriting agreement, in an aggregate principal amount up to $1.7 billion to be authorized and approved by the BPU.
The authority requested in this application/declaration is in addition to authority granted in the Prior Orders; (3) the Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, transition bonds; (4) ACE to act as the servicer of the bondable transition property and enter into a servicing agreement pursuant to which ACE or an affiliate will perform services for the Special Purpose
Issuer and receive compensation determined on an "arm's length" basis rather than the "at-cost" standard of Section 13(b) of the Act; (5) ACE, Conectiv Resource Partners, Inc. ("CRPI") or any successor entity, or another affiliate to act as the administrator for the Special Purpose Issuer pursuant to an administration agreement. The Special Purpose Issuer will pay a fee for these services which will be equal to a market rate fee rather than the "at-cost" standard of Section 13(b) of the Act; and (6) the Special Purpose Issuer to use the proceeds from the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds principally to reduce stranded costs through the retirement of debt or equity or both, and/or to finance or refinance the cost of buying down and/or buying out long-term power purchase contracts from nonutility generators and to pay related expenses.

               The Special Purpose Issuer may issue transition bonds in different series, each made up of one or more classes, up to an amount authorized by the BPU, secured by its right, title and interest in and to the bondable transition property. Different series may have different interest rates and amortizations of principal, and each series may have classes with different interest rates and amortizations of principal. ACE has filed a petition with the BPU requesting the issuance by the BPU of a bondable stranded costs rate order under the Competition Act to allow ACE to monetize its bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both. ACE may file additional petitions with the BPU from time to time in connection with the recovery of additional stranded costs should the need arise.

               The Competition Act provides for the issuance of transition bonds with scheduled amortizations upon issuance (1) not exceeding 15 years from the date of issuance in the case of transition bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation and (2) not exceeding the remaining term of a long-term power purchase agreement with a nonutility generator, in the case of transition bonds the proceeds of which will be used to buydown or buyout that power purchase agreement. For ACE, the power purchase agreement with the longest remaining term expires December 31, 2024.